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                                                                    EXHIBIT 99.1

PRESS RELEASE

                 SIFY OPENS 2,000TH IWAY CYBER CAFE IN NEW DELHI

    - Bridges the Digital Divide in India Using State-of-the-Art Technology-


CHENNAI, INDIA, AUGUST 20, 2004: Sify Limited, (Nasdaq: SIFY), India's premier Internet, network and eCommerce services company, announced today that iWay, the country's largest state-of-the-art cyber cafe chain operated by Sify, celebrated the launch of its 2,000th iWay cyber cafe in the capital city on the 60th birth anniversary of the late Prime Minister Shri Rajiv Gandhi whose vision ushered in the era of Information Technology and IT services in India. Of the 2,000 iWays, 34 are owned by Sify and 1,966 are owned and managed by franchisees.

Commenting on the opening of Sify's 2000th iWay, the Honorable Minister for Information & Broadcasting, Shri Jaipal Reddy, said, "Sify's iWays are making Internet access widely available across India much like the Public Call Offices made telephony available a decade ago. iWays are fast, reliable and affordable, and will make a difference to the government's eGovernance initiatives by making them accessible to everyone. These cyber cafes are also providing employment for thousands of people and encouraging many entrepreneurs to start businesses of their own. Sify has shown that technology can be used to bridge the digital divide in India, where everyone cannot afford a computer."

Mr Ramaraj, Managing Director and Chief Executive Officer, Sify, said on the occasion, "I believe that Sify's objective of making the Internet available to the masses at affordable prices is continuing to make a real difference with 2000 iWays in over 64 cities. Today iWays are changing the way people conduct business, communicate and stay in touch using the Internet. Empowering people with the power of the Internet with such services to enhance their quality of life is what we mean when we say `Making the Internet work for you.'"

iWays meet a variety of needs-broadband Internet access, Net telephony to over 150 countries, as well as video conferencing for consumers and businesses, have become a part of people's lives and routines. Consumers use them for a variety of needs:

      - Parents use them to call their children overseas with Net telephony services

      -     They `meet' children in person using video conferencing

      -     Students use them for projects and information searches

      -     Application to colleges abroad as well as online tests

      - Many people use them routinely for their email, chat, messaging, news updates as well as for entertainment

      - For accessing a variety of services online such as government, financial and travel services such as the railway booking site

Businessmen too are finding iWays increasingly useful:

      -     For cost effective video conferencing for meetings and reviews

      - To file their sales reports while on tour, students for project work over the Internet

      - over and above Internet browsing, email, chat and search.

      -     To interview candidates in distant cities

      -     To trade stocks and shares online, and manage their portfolios

      -     To stay in touch with their families while on tour

The chain is now used regularly by over 500,000 people, and the demand for them continues to grow. The `iWay' sign has become ubiquitous, and stands for affordable, fast Internet access and services in a standardized, attractive and comfortable environment, located conveniently in and near residential areas, business districts, railway stations and airports.

ABOUT SIFY:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company's revenue is derived from corporate services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify's corporate service offerings. Consumer

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services include broadband home access, dial up connectivity and the iWay cyber cafe chain across 64 cities. The Company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the Company's report on Form 20-F for the year ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

 FOR FURTHER INFORMATION PLEASE CONTACT:

David Appasamy
Chief Communications Officer
Sify Limited
Tel: +91-044-22540770, Extn: 2013
Email: david_appasamy@sifycorp.com